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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): **September 17, 2009**

INTERNATIONAL BARRIER TECHNOLOGY INC.

(Exact Name of Registrant as Specified in its Charter)

British Columbia, Canada	**000-20412**	**N/A**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

750 West Pender Street, #604 Vancouver, British Columbia, Canada	**V6C 2T7**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (604) 689-0188

N/A
(Former Name or Former Address if Changed Since Last Report)

Check the appropriate box below if the Form 8K fining is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17CFR230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 FD Disclosure.

The Company filed, on SEDAR, its "Notice of Meeting and Record Date" for its Annual General Meeting to be held November 27, 2009. Refer to Exhibit 99.1 for additional information.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits:

99.1 Notice of Meeting and Record Date, September 17, 2009

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 18, 2009


International Barrier Technologies Inc.
(Registrant)


/s/ Michael Huddy
(Signature)
(Michael Huddy, President/CEO/Director)

Exhibit 99.1

Date: 17/09/2009
510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: International Barrier Technology Inc

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type: Annual General Meeting
Record Date for Notice of Meeting: 15/10/2009
Record Date for Voting (if applicable): 15/10/2009
Meeting Date: 27/11/2009
Meeting Location (if available):   Suite 1200, 750 West Pender Street,
                                       Vancouver, BC

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	458968104	CA4589681044

Sincerely,

**Computershare Trust Company of Canada /
Computershare Investor Services Inc.**

Agent for International Barrier Technology Inc